Exhibit 99.1

Unaudited Interim Report

for the three-month period ended 31 March 2022

The following is a review of our financial condition and results of operations as of 31 March 2022 and for the three-month periods ended 31 March 2022 and 2021, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2022, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2021 filed with the SEC on 18 March 2022 (“2021 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2021 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2022 and for the three-month period ended 31 March 2022 and 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2022 and for the three-month period ended 31 March 2022 and 2021. The reported numbers as of 31 March 2022 and for the three-month period ended 31 March 2022 and 2021 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2022 and 2021 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2021 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, including arising from the ongoing conflict between Russia and Ukraine, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Continued momentum delivered double-digit top-line growth

We delivered top-line growth of 11.1%1, comprised of a mix of 2.8%2 volume and 7.8%1 revenue per hl growth, driven by revenue management initiatives and ongoing premiumization. Normalized EBITDA increased by 7.4%3 as top-line growth was partially offset by anticipated commodity headwinds and higher selling, general and administrative expenses due primarily to elevated supply chain costs.

Consistent execution of our strategy

We continue to execute on and invest behind the three key pillars of our strategy to deliver consistent growth and long-term value creation.

•

Lead and grow the category: This quarter we delivered volume growth in more than two thirds of our markets, even in the context of the ongoing dynamic operating environment. We are executing on five proven and scalable levers to drive category expansion:

•

Inclusive Category: Following the successful expansion of Coronita, our smaller bottle pack offering for Corona, we scaled further smaller pack formats in several key markets in Latin America to provide consumers with price points and choice for different consumption needs. In addition, we expanded our portfolio of inclusive brands by scaling the launch of Nativa, our local crop brand in Colombia.

•	Core Superiority: Our mainstream portfolio delivered high-single digit[1] revenue growth and once again outperformed the industry across most of our main markets according to our estimates.

•

Occasions Development: Our non-alcoholic beer portfolio delivered continued revenue growth led by liquid and pack innovations, such as Corona Sunbrew in Canada, and growth of our local brand extensions such as Budweiser Zero in the US and Brahma 0.0 in Brazil. To further develop the participation of beer in the meals occasion, we are scaling our 360 degree “Sign Off, Dine, Bon Appetit” campaign for Stella Artois in 7 markets to enhance salience and frequency.

•

Premiumization: Our above core portfolio grew revenue by approximately 15%[1] this quarter led by particularly strong performance from Michelob ULTRA in the US which grew double-digits. Our global brands grew revenue by 6.0%[1] outside of their home markets, led by Corona with 14.1%[1] and Stella Artois with 11.5%[1]. Budweiser grew by 0.3%[1], impacted by the renewed COVID-19 restrictions in China.

•

Beyond Beer: Our global Beyond Beer business contributed over USD 350 million of revenue in the quarter. In the US, Cutwater grew by strong double-digits, nearly 1.3x the growth of the total RTD spirits segment, and in South Africa, Brutal Fruit and Flying Fish delivered continued double-digit growth. We further expanded the roll out of the Mikes Hard portfolio of brands which have now been launched in more than 10 markets globally.

Following our earlier recognition as the Cannes Lions 2022 Creative Marketer of the Year, we are proud to have been recognized by Fast Company as one of the World’s Most Innovative Companies in 2022, ranked number 12 globally and number 1 in the North America category.

•	Digitize and monetize our ecosystem:

•

Digitizing our relationships with our more than 6 million customers globally: The BEES platform is now live in 17 markets and has reached 2.7 million monthly active users. It captured approximately USD 6.5 billion in gross merchandise value (GMV) with over 23 million orders placed, with both metrics growing over 50% versus the first quarter of 2021.

•

Leading the way in DTC solutions: Our omni-channel direct-to-consumer (DTC) ecosystem of fast-growing e-commerce platforms and nearly 13,000 brick and mortar retail stores generated revenue of approximately USD 300 million. Our DTC e-commerce platforms generated over 17 million orders in the quarter, led by Zé Delivery in Brazil which delivered double-digit growth in orders.

[1]	Excluding the effects of the 2021 and 2022 acquisitions and disposals, currency translation effects and changes in classification of commercial arrangements, see “—Revenue” below.
[2]	Excluding volume changes attributable to the 2021 and 2022 acquisitions and disposals and transfers of businesses, see “—Volumes” below.
[3]	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

•	Optimize our business:

•

Our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 93% of the portfolio fixed rate. Our net interest expense has decreased by nearly USD 70 million versus the first quarter of 2021, principally as a result of our gross debt reduction efforts. In the first quarter of 2022, we completed the redemption of a further USD 3.1 billion of bonds.

Advancing shared prosperity

We continue to accelerate our ambitious ESG agenda to enable our commercial vision, create shared prosperity across our value chain and fulfill our company purpose. In recognition of our efforts, we have been awarded the Gold Medal for International Corporate Achievement in Sustainable Development by the World Environment Center.

Creating a future with more cheers

Our continued momentum further builds our confidence that our leading portfolio of brands, accelerated digital transformation and unique ecosystem position us well to drive consistent profitable growth, long-term value creation and a future with more cheers.

Results of Operations for the Three-Month Period Ended 31 March 2022 Compared to Three-Month Period Ended 31 March 2021

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2022 and 2021.

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	139,344	135,553	2.8
Revenue	13,235	12,293	7.7
Cost of sales	(5,989)	(5,243)	(14.2)
Gross profit	7,246	7,050	2.8
Selling, General and Administrative expenses	(4,116)	(4,060)	(1.4)
Other operating income/(expenses)	164	123	33.3
Exceptional items	(96)	(68)	(41.2)
Profit from operations	3,198	3,045	5.0
Normalized EBITDA(2)	4,486	4,267	5.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and non-beer (primarily beyond beer, carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(thousand hectoliters)		(%)(1)
North America	24,087	25,137	(4.2)
Middle Americas	34,249	33,064	3.6
South America	40,394	38,463	5.0
EMEA	20,124	17,665	13.9
Asia Pacific	20,288	20,876	(2.8)
Global Export and Holding Companies	202	347	(41.8)

Total	139,344	135,553	2.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2022 increased by 3.8 million hectoliters, or 2.8%, to 139.3 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022.

The 2021 and 2022 acquisitions and disposals include acquisitions and disposals which were individually not significant (collectively the “acquisitions and disposals”) and had no significant impact on our volumes for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

Excluding volume changes attributable to the acquisitions and disposals, our own beer volumes increased 2.2% in the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021. On the same basis, in the three-month period ended 31 March 2022, our non-beer volumes increased 6.0% compared to the same period in 2021.

North America

In the three-month period ended 31 March 2022, our volumes in North America decreased by 1.1 million hectoliters, or 4.2%, compared to the three-month period ended 31 March 2021.

In the United States, our sales-to-wholesalers (STWs) were down by 3.8%. Sales-to-retailers (STRs) declined by 5.0%, underperforming the industry, which was impacted by the resurgence of COVID-19 in January. We continue to execute our commercial strategy, rebalancing our portfolio toward faster growing above core segments and adjacencies. Our above core portfolio continues to outperform, led by Michelob ULTRA, which grew double digits. Our premium and super premium brands grew in the mid-single digits. Within the spirits-based ready-to-drink segment, our portfolio continues to grow ahead of the industry, led by Cutwater and the successful launch of NÜTRL vodka seltzer.

In Canada, our beer volume outperformed the industry, led by our above core portfolio which grew by mid-single digits. Total volume declined due to a strong comparable and a soft industry, which continued to be impacted by COVID-19 restrictions.

Middle Americas

In the three-month period ended 31 March 2022, our volumes in Middle Americas increased by 1.2 million hectoliters, or 3.6%, compared to the three-month period ended 31 March 2021.

In Mexico, our volumes grew by mid-single digits, ahead of the industry, despite the phasing impact of a later Easter. We delivered growth across all segments of our portfolio driven by ongoing portfolio development, digital transformation, and channel expansion. Our above core portfolio once again grew by double digits, led by the Modelo family and Michelob Ultra. We continue to expand our distribution footprint, with the opening of 200 new Modelorama stores and the successful completion of the seventh wave of our OXXO rollout, expanding to approximately 3,600 additional stores. BEES continues to expand, with almost 75% of our revenues now digital.

In Colombia, our volumes grew by mid-single digits supported by the return of key consumption occasions and our investments in capacity expansion. We continue to grow the beer category through the implementation of our expansion levers, delivering a new record high per capita consumption this quarter. Our premium and super premium portfolio led the way with over 30% volume growth. The roll out and adoption of BEES continued with almost 89% of our revenues now digital and more than 30% of our BEES customers also BEES marketplace users.

In Peru, we had high-single digit volume growth, driven by ongoing portfolio transformation and supported by continued post COVID-19 recovery. We continue to advance our digital transformation with 86% of our revenues now through digital channels.

In Ecuador, we delivered low-single digit volume growth, despite the re-implementation of COVID-19 restrictions throughout January. We continue to focus on expanding the beer category and driving premiumization. 98% of our revenue in Ecuador is now digital with over 30% of our BEES customers now also marketplace users.

South America

In the three-month period ended 31 March 2022, our volumes in South America increased by 1.9 million hectoliters, or 5.0%, compared to the three-month period ended 31 March 2021, with our beer volumes increasing 1.5% and soft drinks increasing 15.2%.

Excluding volume changes attributable to the acquisitions and disposals and transfers of businesses from the Global Export and Holding Companies, our total volumes increased by 4.8% in the three-month period ended 31 March 2022, compared to the same period last year.

In Brazil, our beer volumes once again outperformed the industry according to our estimates, growing by 2.1% despite lapping a strong comparable. Non-beer volumes grew by 16.9% driven by the continued recovery of out of home consumption occasions and the expansion of portfolio availability on the BEES platform. Our premium and super premium brands delivered high-teens volume growth, supported by the continued recovery of the on-premise channel. Within the core segment, our portfolio delivered mid-single digit volume growth. BEES now covers 92% of our active customers and, with 87% of our revenues digital. Our DTC platform, Zé Delivery, fulfilled more than 16 million orders in the first quarter of 2022, a 15% increase versus the first quarter of 2021.

In Argentina, volumes grew by low single-digits.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2022 increased by 2.5 million hectoliters, or 13.9%, with our own beer volumes increasing by 14.0%, compared to the three-month period ended 31 March 2021.

In Europe, our volumes grew by mid-single digits supported by revenue management initiatives, ongoing premiumization and on-premise recovery. We continue to drive premiumization across Europe, with our premium and super premium brands making up over 50% of our revenue and delivering mid-teens revenue growth. Our DTC product, PerfectDraft, expanded the active shopper base by more than 40% versus the first quarter of 2021.

In South Africa, we had a mid-twenties volume growth, ahead of the industry according to our estimates and supported by a favorable comparable from a one-month ban on alcohol sales in the first quarter of 2021. Our momentum continued with consistent growth across all segments of our portfolio, led by over 40% growth in our leading core brand, Carling Black Label. Our global brands and beyond beer portfolio both grew by more than 30%. Driven by BEES, digital channels now represent 89% of our revenues.

In Africa excluding South Africa, we continue to see strong consumer demand for our brands which led to double-digit volume and revenue growth, driven by Botswana, Mozambique, Tanzania and Zambia.

Asia Pacific

For the three-month period ended 31 March 2022, our volumes decreased by 0.6 million hectoliters, or 2.8%, compared to the three-month period ended 31 March 2021.

In China, momentum continued into the start of the year, however the implementation of COVID-19 restrictions in March, led to a total industry decline of low-single digits in the quarter, according to our estimates. The restrictions disproportionately impacted our key regions and channels, leading to a 4.3% volume decline. We continue to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation. The share of our total volume generated by our premium and super premium portfolio increased in the quarter. Compared to the first quarter of 2019, Budweiser grew volume by high single digits and our super premium portfolio grew by more than 20%. The roll out and adoption of BEES continued with expansion to over 30 cities and over 25,000 customers.

In South Korea, volumes grew by high-single digits supported by continued market share gains in both the on-premise and in-home channels and the gradual easing of COVID-19 restrictions.

Global Export & Holding Companies

For the three-month period ended 31 March 2022, Global Export and Holding Companies volumes decreased by 41.8% compared to the same period last year.

Excluding transfer of businesses mainly to the South America zone, our total volumes decreased by 21.9% in the three-month period ended 31 March 2022, compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2022 as compared to our revenue for the three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
North America	3,803	3,751	1.4
Middle Americas	3,098	2,840	9.1
South America	2,707	2,248	20.4
EMEA	1,799	1,567	14.8
Asia Pacific	1,636	1,635	0.1
Global Export & Holding Companies	191	253	(24.5)

Total	13,235	12,293	7.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 13,235 million for the three-month period ended 31 March 2022. This represented an increase of USD 942 million, or 7.7%, as compared to our consolidated revenue for the three-month period ended 31 March 2021 of USD 12,293 million. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements negatively impacted our consolidated revenue by USD 103 million for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

•

Our consolidated revenue for the three-month period ended 31 March 2022 also reflects a negative currency translation impact of USD 304 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the acquisitions and disposals, changes in classification of commercial arrangements and currency translation effects, our revenue increased 11.1% and by 7.8% on a per hectoliter basis in the three-month period ended 31 March 2022 compared to the same period in 2021. Our consolidated revenue for the three-month period ended 31 March 2022 was partially impacted by the increase in volumes discussed above. On the same basis, our revenue on a per hectoliter basis for the three-month period ended 31 March 2022 increased compared to the same period in 2021, driven by premiumization and revenue management.

The increase in our revenue per hectoliter in the three-month period ended 31 March 2022 was most significant in South America, primarily driven by double-digit revenue per hectoliter growth in Argentina, driven primarily by revenue management initiatives in a highly inflationary environment, in EMEA, driven by revenue management initiatives, ongoing premiumization and on-premise recovery and Middle Americas, driven by continued revenue management initiatives and premiumization.

On the same basis, combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 6.0% outside their home markets in the three-month period ended 31 March 2022 compared to the same period of 2021.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2022 as compared to the three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
North America	(1,563)	(1,452)	(7.6)
Middle Americas	(1,190)	(981)	(21.3)
South America	(1,374)	(1,078)	(27.5)
EMEA	(914)	(789)	(15.8)
Asia Pacific	(775)	(746)	(3.9)
Global Export & Holding Companies	(173)	(198)	12.6

Total	(5,989)	(5,243)	(14.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 5,989 million for the three-month period ended 31 March 2022. This represented an increase of USD 746 million, or 14.2% compared to our consolidated cost of sales for the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022 and (ii) currency translation effects.

•

The 2021 and 2022 acquisitions and disposals positively impacted our consolidated cost of sales by USD 2 million for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

•

Our consolidated cost of sales for the three-month period ended 31 March 2022 also reflects a positive currency translation impact of USD 132 million mainly arising from currency translation effects in South America, Middle Americas and EMEA.

Excluding the effects of the acquisitions and disposals and currency translation effects, our cost of sales increased by USD 880 million or 16.8%. Our consolidated cost of sales for the three-month period ended 31 March 2022 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 13.4%. This was primarily driven by anticipated commodity headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2022 as compared to the three-month period ended 31 March 2021. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2022 were USD 3,952 million, representing an increase of USD 15 million, or 0.4%, compared to our operating expenses for the same period in 2021.

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(4,116)	(4,060)	(1.4)
Other operating income/(expenses)	164	123	33.3

Total Operating Expenses	(3,952)	(3,937)	(0.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2022 as compared to the three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
North America	(1,070)	(1,093)	2.1
Middle Americas	(757)	(768)	1.4
South America	(754)	(616)	(22.4)
EMEA	(661)	(658)	(0.5)
Asia Pacific	(467)	(534)	12.5
Global Export & Holding Companies	(406)	(392)	(3.6)

Total	(4,116)	(4,060)	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,116 million for the three-month period ended 31 March 2022. This represented an increase of USD 56 million, or 1.4%, as compared to the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•

The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements positively impacted our consolidated selling, general and administrative expenses by USD 96 million on a net basis for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2022 also reflects a positive currency translation impact of USD 100 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 6.3% due to a volume-driven increase in distribution costs and elevated supply chain costs.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2022 as compared to the three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
North America	21	6	—
Middle Americas	2	4	(50.0)
South America	69	33	—
EMEA	38	48	(20.8)
Asia Pacific	41	29	41.4
Global Export & Holding Companies	(7)	3	—

Total	164	123	33.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 164 million for the three-month period ended 31 March 2022. This represented an increase of USD 41 million, as compared to the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits, and (ii) currency translation effects.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits positively impacted our net consolidated other operating income and expenses by USD 20 million on a net basis for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2022 had no significant currency translation impact.

Excluding the effects of the business acquisitions and disposals, Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 19.0%, mainly driven by higher government grants and sales of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the three-month period ended 31 March 2022, exceptional items included in profit from operations consisted of COVID-19 costs, restructuring charges, business and asset disposals and AB InBev Efes related costs. Exceptional items were as follows for three-month period ended 31 March 2022 and 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
	(USD million)
COVID-19 costs	(9)	(23)
Restructuring	(37)	(34)
Business and asset disposal	(4)	(10)
Acquisition costs / Business combinations	—	(1)
AB InBev Efes related costs	(46)	—

Total	(96)	(68)

COVID-19 costs

Cost associated with COVID-19 pandemic amounted to USD 9 million for the three-month period ended 31 March 2022 (31 March 2021: USD 23 million). These expenses mainly comprise costs related to personal protective equipment for our colleagues and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 37 million for the three-month period ended 31 March 2022 as compared to a net cost of USD 34 million for the three-month period ended 31 March 2021. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

AB InBev Efes related costs

During the three-month period ended 31 March 2022, we incurred exceptional costs of USD 46 million related to AB InBev Efes, mainly comprising the write down of receivables and inventories following the discontinuation of exports to the region and our forfeiture of benefits from the operations of the associate.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2022 as compared to the three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
North America	1,180	1,183	(0.3)
Middle Americas	1,149	1,065	7.9
South America	645	577	11.7
EMEA	251	160	56.8
Asia Pacific	432	380	13.8
Global Export & Holding Companies	(457)	(321)	(42.4)

Total	3,198	3,045	5.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,198 million for the three-month period ended 31 March 2022. This represented an increase of USD 153 million, as compared to our profit from operations for the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits positively impacted our consolidated profit from operations by USD 15 million for the three-month period ended 31 March 2022 compared to the three-month period ended 31 March 2021.

•	Our consolidated profit from operations for the three-month period ended 31 March 2022 also reflects a negative currency translation impact of USD 70 million.

•

Our profit from operations for the three-month period ended 31 March 2022 was negatively impacted by USD 96 million of certain exceptional items, as compared to a negative impact of USD 68 million for the three-month period ended 31 March 2021. See “Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2022 and 2021.

Excluding the effects of the acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 6.8%. This increase was most significant in EMEA, South America, Asia Pacific and Middle Americas.

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the three-month period ended 31 March 2022 as compared to three-month period ended 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	95	595	(84.0)
Profit attributable to non-controlling interests	404	297	36.0
Profit of the period	499	892	(44.1)
Net finance cost	1,088	1,655	(34.3)
Income tax expense	524	529	(0.9)
Share of result of associates	(55)	(31)	(77.4)
Exceptional share of results of associates	1,143	—	—

Profit from operations	3,198	3,045	5.0
Exceptional items	96	68	41.2

Profit from operations, before exceptional items (2)	3,294	3,113	5.8
Depreciation, amortization and impairment	1,192	1,154	3.3

Normalized EBITDA (3)	4,486	4,267	5.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 4,486 million for the three-month period ended 31 March 2022. This represented an increase of USD 219 million, or 5.1%, as compared to our Normalized EBITDA for the three-month period ended 31 March 2021. The results for the three-month period ended 31 March 2022 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 7.4%.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month period ended 31 March 2022 and 31 March 2021:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021	Change
	(USD million)		(%)(1)
Net interest expense	(846)	(914)	7.4
Net interest on net defined benefit liabilities	(18)	(18)	—
Accretion expense	(150)	(123)	(22.0)
Mark-to-market	127	(92)	—
Net interest income on Brazilian tax credits	48	5	—
Other financial results	(225)	(149)	(51.0)

Net finance cost before exceptional finance results	(1,065)	(1,292)	17.6
Mark-to-market	104	(77)	—
Early termination fee of Bonds and Other	(127)	(287)	55.8

Exceptional net finance income/(cost)	(23)	(363)	93.8

Net finance income/(cost)	(1,088)	(1,655)	34.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2022 was USD 1,088 million, as compared to a net finance cost of USD 1,655 million for the three-month period ended 31 March 2021, representing a cost reduction of USD 568 million.

The decrease in net finance costs before exceptional financial items from USD 1,292 million for the three-month period ended 31 March 2021 to USD 1,065 million for the three-month period ended 31 March 2022 is driven primarily by a positive mark-to-market adjustment of USD 127 million in the three-month period ended 31 March 2022, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 92 million in the three-month period ended 31 March 2021.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Share price at the start of the three-month period (in euro)	53.17	57.01
Share price at the end of the three-month period (in euro)	54.26	53.75
Number of derivative equity instruments at the end of the period (in millions)	55.0	55.0

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 104 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 77 million for the three-month period ended 31 March 2021. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
Share price at the start of the three-month period (in euro)	53.17	57.01
Share price at the end of the three-month period (in euro)	54.26	53.75
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance cost for the three-month period ended 31 March 2022 was mainly impacted by losses resulting from the early termination of certain bonds.

Share of Results of Associates

Our share of results of associates for the three-month period ended 31 March 2022 was USD 55 million as compared to USD 31 million for the three-month period ended 31 March 2021.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the three-month period ended 31 March 2022 includes the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2022 was USD 524 million, with an effective tax rate of 24.8%, as compared to an income tax expense of USD 529 million and an effective tax rate of 38.1% for the three-month period ended 31 March 2021. The effective tax rate for the three-month period ended 31 March 2022 was positively impacted by the non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The effective tax rate for the three-month period ended 31 March 2021 was negatively impacted by non-deductible losses from these derivatives.

The effective tax rate for the three-month period ended 2022 is positively impacted by country mix and a positive deferred tax adjustment from foreign currency revaluations compared to the same period of last year.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 404 million for the three-month period ended 31 March 2022, an increase of USD 107 million from USD 297 million for the three-month period ended 31 March 2021, mainly driven by improved performance for the three-month period ended 31 March 2022, compared to the same period of last year.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2022 was USD 95 million compared to USD 595 million for the same period in 2021. Basic earnings per share of USD 0.05 is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2022, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2022 would have been a gain of USD 1,341 million, and basic earnings per share would have been USD 0.67.

Underlying EPS for the three-month period ended 31 March 2022 was USD 0.60. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs and the impact of hyperinflation accounting.

The decrease in profit attributable to our equity holders for the three-month period ended 31 March 2022 was primarily due to the exceptional share of results of associates discussed above, partially offset by the increase in profit from operations discussed above, and positive mark-to-market adjustment linked to the hedging of our share-based payment programs and the shares issued in transactions related to the combination with Grupo Modelo and SAB compared to losses on these derivatives in the three-month period ended 31 March 2021.

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
	(USD million)
Profit attributable to equity holders of AB InBev	95	595
Exceptional items, before taxes, attributable to equity holders of AB InBev	96	68
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	23	363
Exceptional share of results of associates	1,143	—
Exceptional taxes attributable to equity holders of AB InBev	(14)	(10)
Exceptional non-controlling interest	(2)	(3)

Profit before exceptional items, attributable to equity holders of AB InBev(1)	1,341	1,013

Note:

(1)

Profit before exceptional items, attributable to equity holders of AB InBev is a non-IFRS measure. Profit before exceptional items, attributable to equity holders of AB InBev is equivalent to the measure Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev presented in our 2021 Annual Report. There were no discontinued operations in the three-month periods ended 31 March 2022 and 2021. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Profit before exceptional items, attributable to equity holders of AB InBev.

	Three-month period ended 31 March 2022	Three-month period ended 31 March 2021
	(USD per share)
Basic earnings per share	0.05	0.30
Exceptional items, before taxes, attributable to equity holders of AB InBev	0.05	0.03
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	0.01	0.18
Exceptional share of results of associates	0.57	—

Exceptional taxes attributable to equity holders of AB InBev	(0.01)	(0.01)

Basic EPS before exceptional items(1)	0.67	0.51

Mark-to-market (hedging of our share-based payment programs)	(0.06)	0.05
Hyperinflation accounting impacts in EPS	(0.01)	—

Underlying EPS(2)	0.60	0.55

Note:

(1)

Basic EPS before exceptional items is a non-IFRS measure. Basic EPS before exceptional items is equivalent to the measure Basic EPS from continuing operations before exceptional items presented in our 2021 Annual Report. There were no discontinued operations in the three-month periods ended 31 March 2022 and 2021. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Basic EPS before exceptional items.

(2)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2022 (31 March 2021: 2,003 million shares).

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the three-month period ended 31 March 2022 were translated at the March 2022 closing rate of 110.979425 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2021, were translated at the March 2021 closing rate of 102.749214 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2022 amounted to USD (13) million decrease in revenue, USD 65.0 million positive monetary adjustment reported in the finance line and represented USD 0.01 earnings per share excluding exceptional items.

Recent Events

On 22 April 2022 the company announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. AB InBev previously announced it is forfeiting all financial benefit as a non-controlling partner from the joint venture operations. As a result, AB InBev is de-recognizing the investment in AB InBev Efes and reports a USD 1.1 billion non-cash impairment charge in exceptional share of results of associates as part of its first quarter results announcement.

2022 OUTLOOK

We expect our Normalized EBITDA to grow in-line with our medium-term outlook of between 4-8%, excluding the impact of currency translation effects, and our revenue to grow ahead of Normalized EBITDA from a healthy combination of volume and price. The outlook for 2022 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 170 to 200 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2022 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2022.